FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934


                          For the month of August 2004
                                 16 August 2004


                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)


                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO.1    Press release of British Sky  Broadcasting Group plc
                announcing Director Shareholding released on 16 August 2004


                       British Sky Broadcasting Group plc
                                 (the "Company")


The Company announces that it today received notification from Jeremy Darroch that an award was made to him under the Company's Long Term Incentive Plan on 16 August 2004, over 250,000 shares, at a nil cost per ordinary share. The award will vest in full in August 2007 provided that certain performance criteria are satisfied.

Enquires:

Chris Taylor
Assistant Company Secretary
Telephone: +44 20 7800 4297


16 August 2004


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 16 August 2004                 By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary